UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             N/A             .

Nominee for Executive Director of Kookmin Bank
On January 25, 2010, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed details regarding the nominee for executive director to be appointed at the extraordinary general meeting of shareholders of Kookmin Bank to be held on February 9, 2010.
Nominee for Executive Director

Name					Term of
(Date of Birth)	Current Position	Career	Education	Nationality	Office
Gieui Choi (New appointment) (12/27/1956)	Senior Executive Vice President of Strategy Group, Kookmin Bank	• Senior Executive Vice President of Credit Group, Kookmin Bank

• Executive Vice President of Consumer Banking Division, Kookmin Bank

• General Manager of Human Resources Department, Kookmin Bank

• General Manager of Lottery Department, Kookmin Bank

		• General Manager of Young Tong branch, Kookmin Bank	• M.B.A., Helsinki School of Economics • M.A., Business Administration, Graduate School, Changwon National University • B.A. in Political Science and Diplomacy, Donga University • Busannam High School	Republic of Korea	3 years

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: January 25, 2010	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO